EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)
PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018

1.	FINANCIAL HIGHLIGHTS	1
2.	CHAIRMAN’S STATEMENT	2
3.	MANAGEMENT DISCUSSION AND ANALYSIS	4
4.	FINANCIAL RESULTS	15
5.	DISCLOSURE OF FINANCIAL RESULTS IN MACAO	36
6.	SCOPE OF WORK OF DELOITTE TOUCHE TOHMATSU	36
7.	CORPORATE GOVERNANCE	37
8.	PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY	38

9.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES	39

Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2017 annual report and/or 2018 interim report.

1.	FINANCIAL HIGHLIGHTS

•	Net revenues were US$8.67 billion (HK$67.85 billion) for the year ended December 31, 2018, an increase of 14.2%, compared to US$7.59 billion (HK$59.29 billion) for the year ended December 31, 2017.

•
Operating expenses were US$6.51 billion (HK$50.99 billion) for the year ended December 31, 2018, an increase of 12.0%, compared to US$5.81 billion (HK$45.43 billion) for the year ended December 31, 2017.

•
Adjusted property EBITDA for the year ended December 31, 2018 increased 17.9% to US$3.08 billion (HK$24.11 billion), compared to US$2.61 billion (HK$20.41 billion) for the year ended December 31, 2017.

•	Profit for the year ended December 31, 2018 was US$1.87 billion (HK$14.68 billion), an increase of 17.0%, compared to US$1.60 billion (HK$12.53 billion) for the year ended December 31, 2017.
Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the rate of US$1.00 to HK$7.8306 (2017: US$1.00 to HK$7.8157) for the purposes of illustration only.

2.	CHAIRMAN'S STATEMENT
Dear Shareholders,
On behalf of the Board of Directors of Sands China Ltd., I am pleased to report that the Company delivered strong financial and operating results in 2018. We also extended our industry-leading contributions to Macao’s diversification in support of Macao’s long-term development objectives as the leading leisure and business tourism destination in Asia.
Macao’s development and evolution as Asia’s leading tourism destination accelerated during the year, with market-wide visitation from China reaching a record 25.2 million visits, an increase of 14% compared to last year.
The Company experienced growth in every segment in Macao and generated a market-leading adjusted property EBITDA of US$3.08 billion, an increase of nearly 18% compared to last year. EBITDA margins also expanded to a market-leading 35.4%.
Total net revenues for the Company increased over 14% to US$8.67 billion. Profit for the year increased 17% to US$1.87 billion. The continuing strong cash flow generation of the Company enabled it to pay dividends per share of HK$1.99 in 2018.
We extended our industry leadership in the important non-gaming segments of our business by delivering growth in MICE, hotel, retail and entertainment revenues during the year.
Sands China has now invested more than US$13.0 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into the world’s leading leisure and business tourism destination. Our investment includes approximately 13,000 hotel rooms and suites, 2.0 million square feet (approximately 186,000 square meters) of retail-mall offerings and 2.0 million square feet (approximately 186,000 square meters) of MICE capacity.
Over the next three years, we will increase our total investment to over US$15 billion as we make additional investments of US$2.2 billion to expand the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of over 600 new luxury suites at the St. Regis Tower Suites Macao and Four Seasons Tower Suites Macao. In addition, we are expanding, renovating and transforming Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao will feature additional MICE, retail, and entertainment offerings that will contribute to Macao’s appeal as a leisure and business tourism destination.
We believe the Macao market will benefit from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The opening of the Hong Kong-Zhuhai- Macao Bridge in 2018 was a major milestone that will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale and creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao.

We regard it as a privilege to contribute to Macao’s success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its citizens, including through our Sands China Academy, and reaching its full potential as Asia’s leading leisure and business tourism destination.
We could not have achieved our many successes this year without the hard work and dedication of Sands China’s nearly 29,000 team members. I thank all our team members for their efforts and I look forward to their continued contributions in the years ahead.
Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development strategy by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. This strategy drives Sands China’s market-leading revenue and cash flow generation.
We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment continues in Asia.
We look forward to sharing the Company’s continued success with you and other stakeholders at the upcoming Sands China Annual General Meeting.
I thank you again for the confidence that you have placed in us.
Sheldon G. Adelson
Chairman of the Board and Chief Executive Officer

February 22, 2019

3.	MANAGEMENT DISCUSSION AND ANALYSIS
OUR EXISTING OPERATIONS
Our operations consist of The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao, Sands Macao and other operations that support these properties, including our high-speed CotaiJet ferry service operating between Hong Kong and Macao. The following table sets forth data on our existing operations as at December 31, 2018:

	The Venetian Macao	Sands Cotai Central	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012(i)	September 2016	August 2008	May 2004
Hotel rooms and suites	2,841	6,246	2,333	360	238	12,018
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	—
Arena (seats)	15,000	—	—	—	—	—
Total retail (square feet)	943,000	520,000	296,000	242,000	50,000	2,051,000
Number of shops	356	158	155	141	15	825
Number of restaurants
and food outlets	57	53	23	8	10	151
Total gaming facility
(square feet)	374,000	367,000	253,000	105,000	213,000	1,312,000
Gaming units:
Tables(ii)	644	392	327	116	206	1,685
Slots	1,414	1,118	870	157	715	4,274

(i)
Sands Cotai Central consists of the Conrad and Holiday Inn tower, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, September 2012, January 2013 and December 2015, respectively.

(ii)	Permanent table count as at December 31, 2018.
RESULTS OF OPERATIONS
Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
Net Revenues
Our net revenues consisted of the following:

	Year ended December 31,
	2018	2017	Percent change
	US$ in millions
Casino	6,816	5,880	15.9%
Rooms	734	651	12.7%
Mall	507	479	5.8%
Food and beverage	304	292	4.1%
Convention, ferry, retail and other	304	284	7.0%
Total net revenues	8,665	7,586	14.2%

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.
Net revenues were US$8.67 billion for the year ended December 31, 2018, an increase of 14.2%, compared to US$7.59 billion for the year ended December 31, 2017. Net revenues increased in all business categories, mainly driven by an increase in visitation as well as growth in the overall Macao gaming market. We continued to enjoy market-leading visitation in Macao and focused on driving the high-margin mass market gaming business, while providing luxury amenities and high service levels to our VIP and premium players.
Our net casino revenues for the year ended December 31, 2018 were US$6.82 billion, an increase of 15.9%, compared to US$5.88 billion for the year ended December 31, 2017. The increase was mainly attributable to revenue increases across all properties, especially at The Venetian Macao, as a result of strong growth in both the VIP and mass segments. Strong results in our properties on Cotai continue to demonstrate the competitive advantage of our integrated resort business model.

The following table summarizes the results of our casino activity:

	Year ended December 31,
	2018	2017	Change
	US$ in millions
The Venetian Macao
Total net casino revenues	2,829	2,362	19.8%
Non-Rolling Chip drop	9,068	7,399	22.6%
Non-Rolling Chip win percentage	24.7%	25.2%	(0.5) pts
Rolling Chip volume	32,148	26,239	22.5%
Rolling Chip win percentage(i)	3.55%	3.34%	0.21 pts
Slot handle	3,303	2,929	12.8%
Slot hold percentage	4.6%	5.3%	(0.7) pts

Sands Cotai Central
Total net casino revenues	1,622	1,433	13.2%
Non-Rolling Chip drop	6,722	5,996	12.1%
Non-Rolling Chip win percentage	21.4%	20.7%	0.7 pts
Rolling Chip volume	10,439	10,621	(1.7)%
Rolling Chip win percentage(i)	3.59%	3.09%	0.50 pts
Slot handle	4,811	4,802	0.2%
Slot hold percentage	3.9%	4.1%	(0.2) pts

The Parisian Macao
Total net casino revenues	1,265	1,120	12.9%
Non-Rolling Chip drop	4,323	3,973	8.8%
Non-Rolling Chip win percentage	21.1%	19.6%	1.5 pts
Rolling Chip volume	19,049	18,275	4.2%
Rolling Chip win percentage(i)	3.19%	3.14%	0.05 pts
Slot handle	4,837	3,729	29.7%
Slot hold percentage	2.9%	3.3%	(0.4) pts

The Plaza Macao
Total net casino revenues	502	391	28.4%
Non-Rolling Chip drop	1,365	1,284	6.3%
Non-Rolling Chip win percentage	24.9%	22.7%	2.2 pts
Rolling Chip volume	13,100	10,040	30.5%
Rolling Chip win percentage(i)	2.95%	2.59%	0.36 pts
Slot handle	565	436	29.6%
Slot hold percentage	6.1%	7.4%	(1.3) pts

Sands Macao
Total net casino revenues	598	574	4.2%
Non-Rolling Chip drop	2,565	2,457	4.4%
Non-Rolling Chip win percentage	18.4%	19.0%	(0.6) pts
Rolling Chip volume	5,705	4,309	32.4%
Rolling Chip win percentage(i)	3.12%	2.79%	0.33 pts
Slot handle	2,569	2,420	6.2%
Slot hold percentage	3.1%	3.3%	(0.2) pts
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

(i)
This compares to our expected Rolling Chip win percentage of 3.0% to 3.3% (calculated before discounts, commissions, deferring revenue associated with our loyalty program and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2018 were US$734 million, an increase of 12.7%, compared to US$651 million for the year ended December 31, 2017. The increase was primarily driven by increased demand and higher average daily rate at The Venetian Macao and Sands Cotai Central. During the year ended December 31, 2018, there were approximately 18% fewer average rooms available at The Parisian Macao compared to the year ended December 31, 2017, due to the construction work of combining and converting standard rooms to suites.
The following table summarizes the results of our room activity:

	Year ended December 31,
	2018	2017	Change
	US$ in millions, except average daily rate and revenue per available room
The Venetian Macao
Total room revenues	223	179	24.6%
Occupancy rate	95.9%	91.4%	4.5 pts
Average daily rate (in US$)	225	214	5.1%
Revenue per available room (in US$)	216	196	10.2%

Sands Cotai Central
Total room revenues	331	291	13.7%
Occupancy rate	94.8%	86.6%	8.2 pts
Average daily rate (in US$)	157	149	5.4%
Revenue per available room (in US$)	149	129	15.5%

The Parisian Macao
Total room revenues	124	128	(3.1)%
Occupancy rate	96.3%	90.4%	5.9 pts
Average daily rate (in US$)	155	141	9.9%
Revenue per available room (in US$)	149	128	16.4%

The Plaza Macao
Total room revenues	39	34	14.7%
Occupancy rate	88.7%	82.1%	6.6 pts
Average daily rate (in US$)	323	343	(5.8)%
Revenue per available room (in US$)	286	281	1.8%

Sands Macao
Total room revenues	17	19	(10.5)%
Occupancy rate	98.6%	97.7%	0.9 pts
Average daily rate (in US$)	164	188	(12.8)%
Revenue per available room (in US$)	162	184	(12.0)%
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

Mall revenues for the year ended December 31, 2018 increased 5.8%, to US$507 million, compared to US$479 million for the year ended December 31, 2017. The increase was primarily driven by increased turnover fees from Shoppes at Four Seasons, Shoppes at Venetian and Shoppes at Cotai Central, as well as the additional retail space available at Shoppes at Cotai Central.
The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,
	2018(i)	2017	Change
	US$ in millions, except per square foot amount
The Venetian Macao
Total mall revenues	233	219	6.4%
Mall gross leasable area (in square feet)	813,376	786,429	3.4%
Occupancy	90.3%	97.2%	(6.9) pts
Base rent per square foot (in US$)	263	247	6.5%
Tenant sales per square foot (in US$)(ii)	1,746	1,389	25.7%

Sands Cotai Central(iii)
Total mall revenues	69	63	9.5%
Mall gross leasable area (in square feet)	519,681	424,309	22.5%
Occupancy	91.5%	93.5%	(2.0) pts
Base rent per square foot (in US$)	108	113	(4.4)%
Tenant sales per square foot (in US$)(ii)	892	744	19.9%

The Parisian Macao
Total mall revenues	57	66	(13.6)%
Mall gross leasable area (in square feet)	295,915	300,218	(1.4)%
Occupancy	89.8%	93.4%	(3.6) pts
Base rent per square foot (in US$)	156	218	(28.4)%
Tenant sales per square foot (in US$)(ii)	649	574	13.1%

The Plaza Macao
Total mall revenues	145	131	10.7%
Mall gross leasable area (in square feet)	241,548	257,859	(6.3)%
Occupancy	99.0%	99.6%	(0.6) pts
Base rent per square foot (in US$)	460	456	0.9%
Tenant sales per square foot (in US$)(ii)	4,373	3,500	24.9%

(i)	Excludes the results of our mall operations at Sands Macao.

(ii)	Tenant sales per square foot reflects sales from tenants only after the tenant has been opened for a period of 12 months.

(iii)
The Shoppes at Cotai Central will feature up to an estimated 600,000 square feet of gross leasable area upon completion of all phases of Sands Cotai Central’s renovation, rebranding and expansion to The Londoner Macao.

Food and beverage revenues for the year ended December 31, 2018 increased 4.1%, to US$304 million, compared to US$292 million for the year ended December 31, 2017. The increase was primarily driven by an increase in property visitation.
Convention, ferry, retail and other revenues for the year ended December 31, 2018 were US$304 million, an increase of 7.0%, compared to US$284 million for the year ended December 31, 2017. The increase was primarily attributable to an insurance recovery for business interruption caused by Typhoons Hato and Mangkhut.
Operating Expenses
Operating expenses were US$6.51 billion for the year ended December 31, 2018, an increase of 12.0%, compared to US$5.81 billion for the year ended December 31, 2017. The increase in operating expenses was primarily due to increases of business volumes across all business categories.
Depreciation and amortization expense was US$655 million for the year ended December 31, 2018, a decrease of 3.1%, compared to US$676 million for the year ended December 31, 2017. During the year ended December 31, 2017, the Group completed an evaluation of the estimated useful lives of its property and equipment and investment properties and determined that changes to the useful lives of certain assets were appropriate. These changes in estimated useful lives of the assets were accounted for as changes in accounting estimates beginning on July 1, 2017. The impact of this change for the year ended December 31, 2018 was a decrease in depreciation expense of US$82 million. The aforementioned decrease was partially offset by a US$70 million increase due to the acceleration of depreciation on certain assets to be disposed of in conjunction with The Londoner Macao project.

Adjusted Property EBITDA(i)
The following table summarizes information related to our segments:

	Year ended December 31,
	2018	2017	Percent change
	US$ in millions
The Venetian Macao	1,378	1,137	21.2%
Sands Cotai Central	759	633	19.9%
The Parisian Macao	484	412	17.5%
The Plaza Macao	262	233	12.4%
Sands Macao	178	174	2.3%
Ferry and other operations	18	22	(18.2)%
Total adjusted property EBITDA	3,079	2,611	17.9%
Adjusted property EBITDA for the year ended December 31, 2018 increased 17.9% to US$3.08 billion, compared to US$2.61 billion for the year ended December 31, 2017. The increase was driven by the revenue increases in all business categories. The management team continues to focus on operational efficiencies and cost control measures throughout both the gaming and non-gaming areas of the business, maintaining a market-leading adjusted property EBITDA.

(i)
Adjusted property EBITDA, which is a non-IFRS financial measure, is profit attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains/(losses), impairment loss, gain/(loss) on disposal of/written off property and equipment, investment properties and intangible assets, interest, gain/(loss) on modification or early retirement of debt and income tax benefit/(expense). Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Gaming companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific casino properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments and debt principal repayments, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Interest Expense
The following table summarizes information related to interest expense:

	Year ended December 31,
	2018	2017	Percent change
	US$ in millions
Interest and other finance costs	229	155	47.7%
Less: interest capitalized	(4)	(2)	100.0%
Interest expense, net	225	153	47.1%
Interest expense, net of amounts capitalized, was US$225 million for the year ended December 31, 2018, compared to US$153 million for the year ended December 31, 2017. The increase was primarily due to a US$74 million increase in interest and other finance costs, primarily driven by a US$112 million increase in interest expense of Senior Notes (defined below) issued in August 2018, partially offset by US$9 million of net interest income related to interest rate swaps and a US$32 million decrease in interest expense of the 2016 VML Credit Facility repaid in August 2018. Our weighted average interest rate for the year ended December 31, 2018 was approximately 4.6%, compared to 3.3% for the year ended December 31, 2017. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.
Profit for the Year
Profit for the year ended December 31, 2018 was US$1.87 billion, an increase of 17.0%, compared to US$1.60 billion for the year ended December 31, 2017.
LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES
We fund our operations through cash generated from our operations and our debt financing. As at December 31, 2018, we held cash and cash equivalents of US$2.68 billion, which were primarily generated from our operations and the remaining net proceeds from the issuance of the Senior Notes (defined below). Such cash and cash equivalents were primarily held in HK$ and US$.

On August 9, 2018, we issued three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% senior notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% senior notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% senior notes due August 8, 2028 (the “2028 Notes” and together with the 2023 Notes and 2025 Notes, the “Senior Notes”). A portion of the net proceeds from the issuance was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. The revolving portion of the 2016 VML Credit Facility remained in place following that issuance. On November 20, 2018, we entered into a facility agreement, dated November 20, 2018, (the “2018 SCL Credit Facility”), which provides for a US$2.0 billion revolving credit facility (the “2018 SCL Revolving Facility”) effective as of November 21, 2018, and we canceled the remaining commitments under the 2016 VML Credit Facility. We will use the remaining net proceeds from the issuance of the Senior Notes for general corporate purposes, including capital expenditures. In connection with the Senior Notes, we entered into fixed-to-variable interest rate swap contracts.
As at December 31, 2018, we had US$2.0 billion of available borrowing capacity under the 2018 SCL Revolving Facility.
Cash Flows - Summary
Our cash flows consisted of the following:

	Year ended December 31,
	2018	2017
	US$ in millions
Net cash generated from operating activities	3,049	2,626
Net cash used in investing activities	(513)	(461)
Net cash used in financing activities	(1,099)	(2,207)

Net increase/(decrease) in cash and cash equivalents	1,437	(42)

Cash and cash equivalents at beginning of year	1,239	1,284
Effect of exchange rate on cash and cash equivalents	—	(3)

Cash and cash equivalents at end of year	2,676	1,239

Cash Flows - Operating Activities
We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash generated from operating activities for the year ended December 31, 2018 increased 16.1% to US$3.05 billion, compared to US$2.63 billion for the year ended December 31, 2017. The increase in net cash generated from operating activities was primarily attributable to the increase in operating income, partially offset by a lower benefit from our working capital accounts.
Cash Flows - Investing Activities
Net cash used in investing activities for the year ended December 31, 2018 was US$513 million and was primarily attributable to capital expenditures for development projects, as well as maintenance capital spending. Capital expenditures for the year ended December 31, 2018, totaled US$532 million, including US$179 million, US$130 million and US$130 million for construction and development activities at The Venetian Macao, Sands Cotai Central and The Parisian Macao, respectively, and US$93 million for our operations, mainly at The Plaza Macao and Sands Macao.
Cash Flows - Financing Activities
Net cash used in financing activities for the year ended December 31, 2018 was US$1.10 billion, which was primarily attributable to US$4.34 billion of net repayments on the 2016 VML Credit Facility, US$2.05 billion in dividend payments and US$218 million in interest and deferred financing costs payments, partially offset by US$5.5 billion proceeds from the issuance of the Senior Notes.
CAPITAL EXPENDITURES
The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,
	2018	2017
	US$ in millions
The Venetian Macao	179	152
Sands Cotai Central	130	84
The Parisian Macao	130	204
The Plaza Macao	63	22
Sands Macao	29	10
Ferry and other operations	1	5
Total capital expenditures	532	477
Capital expenditures are used primarily for new projects and to renovate, upgrade and maintain existing properties.

We previously announced the renovation, expansion and rebranding of the Sands Cotai Central into a new destination integrated resort, The Londoner Macao, by adding extensive thematic elements both externally and internally. The Londoner Macao will feature new attractions and features from London, including some of London’s most recognizable landmarks, and expanded retail and food and beverage venues. We will add approximately 370 luxury suites in the St. Regis Tower Suites Macao. Design work is nearing completion and construction is being initiated and will be phased to minimize disruption during the property’s peak periods. We expect the additional suites at St. Regis Tower Suites Macao to be completed in 2020 and The Londoner Macao project to be completed in phases throughout 2020 and 2021.
We also previously announced the Four Seasons Tower Suites Macao, which will feature approximately 290 additional premium quality suites. We expect the project to be completed in the first quarter of 2020.
We anticipate the total costs associated with these development projects to be approximately US$2.2 billion. The ultimate costs and completion dates for these projects are subject to change as we finalize our planning and design work and complete the projects. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Credit Facility and operating cash flows.
CAPITAL COMMITMENTS
Future commitments for property and equipment that are not recorded in the financial statements herein are as follows:

	December 31,
	2018	2017
	US$ in millions
Contracted but not provided for	507	201
DIVIDENDS
On January 18, 2019, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 4, 2019. The interim dividend, amounting in aggregate to HK$8.0 billion (equivalent to US$1.02 billion), was paid on February 22, 2019.
CONTINGENT LIABILITIES AND RISK FACTORS
The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

4.	FINANCIAL RESULTS
The Board is pleased to announce the consolidated results of the Group for the year ended December 31, 2018, together with the comparative figures for the corresponding year as follows:
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
		2018	2017
	Note	US$ in millions except per share data

Net revenues	3	8,665	7,586
Gaming tax		(3,430)	(2,925)
Employee benefit expenses		(1,238)	(1,193)
Depreciation and amortization		(655)	(676)
Inventories consumed		(99)	(98)
Other expenses and losses	5	(1,089)	(921)
Operating profit		2,154	1,773
Interest income		20	5
Interest expense, net of amounts capitalized	6	(225)	(153)
Loss on modification or early retirement of debt	13	(81)	—
Profit before income tax		1,868	1,625
Income tax benefit/(expense)	7	7	(22)
Profit for the year attributable to equity holders of the Company		1,875	1,603
Earnings per share for profit attributable to equity holders of the Company
Basic	8	US23.21 cents	US19.86 cents
Diluted	8	US23.19 cents	US19.85 cents
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2018	2017
	US$ in millions
Profit for the year attributable to equity holders of the Company	1,875	1,603
Other comprehensive expense, net of tax
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	(12)	(22)
Total comprehensive income for the year attributable to equity holders of the Company	1,863	1,581

CONSOLIDATED BALANCE SHEET

		December 31,
		2018	2017
	Note	US$ in millions
ASSETS
Non-current assets
Investment properties, net	10	629	1,311
Property and equipment, net		8,134	7,687
Intangible assets, net		46	34
Other assets, net		32	34
Trade and other receivables and prepayments, net		37	23
Total non-current assets		8,878	9,089
Current assets
Inventories		14	15
Trade and other receivables and prepayments, net	11	477	293
Restricted cash and cash equivalents		13	11
Cash and cash equivalents		2,676	1,239
Total current assets		3,180	1,558
Total assets		12,058	10,647

		December 31,
		2018	2017
	Note	US$ in millions
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		81	81
Reserves		4,328	4,457
Total equity		4,409	4,538

LIABILITIES
Non-current liabilities
Trade and other payables	12	104	92
Borrowings	13	5,552	4,358
Deferred income tax liabilities		50	62
Total non-current liabilities		5,706	4,512
Current liabilities
Trade and other payables	12	1,928	1,537
Current income tax liabilities		5	6
Borrowings	13	10	54
Total current liabilities		1,943	1,597
Total liabilities		7,649	6,109
Total equity and liabilities		12,058	10,647
Net current assets/(liabilities)		1,237	(39)
Total assets less current liabilities		10,115	9,050

NOTES TO THE FINANCIAL INFORMATION

1.	General Information
The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s principal place of business is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.
Las Vegas Sands Corp. (“LVS”), a company incorporated in the United States of America and listed on the New York Stock Exchange, is the Company’s ultimate holding company.
The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009.
The consolidated financial statements are presented in millions of units of US$ (“US$ in millions”), unless otherwise stated.

2.	Significant accounting policies and changes in accounting policies and disclosures
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivative financial instruments that are measured at fair value.
During the year, there have been a number of new standards and new amendments to standards that have come into effect, which the Group has adopted at their respective dates. The adoption of these new standards and new amendments to standards had no material impact on the results of operations and financial position of the Group, except for the adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”).
IFRS 15 Revenue from Contracts with Customers
The accounting standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. See Note 3 for these disclosures. The Group adopted the new standard on January 1, 2018, on a full retrospective basis.

The standard changes the accounting for complimentary services (including rooms, food and beverage, and other services) provided to casino guests as incentives related to gaming play. Complimentary revenues were previously excluded from revenues in the accompanying consolidated income statement prepared in accordance with IFRS. The adoption of the new standard resulted in a decrease in casino revenue due to complimentary services provided and recognition of revenue in the resulting business category of the goods or services provided when the services are rendered. The cost of providing such complimentary services were regrouped in the respective business categories. Certain commission arrangements with third parties were reclassified out of operating expenses and netted with revenue.
Effect on the consolidated income statement for the year ended December 31, 2017:

	For the year			For the year
	ended December			ended December
	31, 2017 as	Effects of	Reclassification	31, 2017
	previously stated	IFRS 15	(Note)	as restated
	US$ in millions
Net revenues	7,715	(129)	—	7,586
Gaming promoter/agency commissions	(135)	127	8	—
Other expenses and losses	(915)	2	(8)	(921)
Note: Amount represented agency commissions. As the amount was immaterial, it was reclassified to “Other expenses and losses” for the purpose of presenting the consolidated income statement.
IFRS 9 Financial Instruments
The accounting standard replaces the provisions of International Accounting Standard (“IAS”) 39 “Financial Instruments: Recognition and Measurement” that relates to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.
The adoption of IFRS 9 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9 (7.2.15), comparative figures have not been restated.
Effect on the consolidated retained earnings as of January 1, 2018 is as follows:

		US$ in millions
	Note
Closing retained earnings as of December 31, 2017 - IAS 39		2,864
Decrease in carrying amount of bank loan measured at amortized cost	(i)	24
Opening retained earnings as of January 1, 2018 - IFRS 9		2,888

(i)Classification and measurement - borrowings
Following the adoption of IFRS 9, the Group is no longer able to defer the recognition of gain from the modification of debt, which did not result in a derecognition of the financial liability. Under the Group’s previous accounting policies, this gain would have been recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis the terms and conditions of the credit facility remained largely unchanged. As a result, the carrying amount of the bank loan which is still recognized on the date of the adoption of IFRS 9 has been decreased by US$24 million and the opening retained earnings as of January 1, 2018 has been increased.
(ii)Impairment of financial asset
The Group’s financial assets consist of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables that are subsequently recognized at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. Cash and cash equivalents and restricted cash and cash equivalents are also subject to the impairment requirements of IFRS 9 and, due to their nature, the expected loss allowance is immaterial.
To measure the expected credit losses, except for credit impaired balances and outstanding significant balances that have been assessed individually, the remaining trade receivables have been grouped based on shared credit risk characteristics and days past due. The loss allowance for trade receivables applying lifetime expected credit loss as compared to the incurred loss model of IAS 39 did not result in a material difference and hence did not result in an adjustment of opening retained earnings as of January 1, 2018.
The Group has not early adopted the new or revised standards, amendments and interpretations that have been issued, but not yet effective for the year ended December 31, 2018.
The Group considers that the new or revised standards, amendments and interpretations effective for the annual period beginning on January 1, 2019 would not have significant impact to the Group’s results of operations and financial position. Further information about IFRS 16 Leases (“IFRS 16”) is described as follows:
IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 superseded IAS 17 Leases (“IAS 17”) and the related interpretations when it became effective.
IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low value assets.
The right-of-use asset is initially measured at cost and subsequently measured at cost less accumulated depreciation and impairment losses. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.

Under IAS 17, the Group has already recognized an asset and a related finance lease liability for finance lease arrangement and prepaid lease payments for leasehold interest in lands where the Group is a lessee.
Lessor accounting remains largely unchanged under the new standard.
The Group intends to elect the practical expedient to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and not apply this standard to contracts that were not previously identified as containing a lease applying IAS 17. Therefore, the Group will not reassess whether the contracts are, or contain a lease which already existed prior to the date of initial application. Further, the Group elected the modified retrospective approach for the application of IFRS 16 as lessee without restating comparative information. Management estimates adoption of the standard will result in the recognition of right-of-use assets and lease liabilities for operating leases of approximately US$6 million as at January 1, 2019. The adoption of this standard will not have a material impact on net income.
For the other new or revised standards, amendments and interpretations effective for annual periods after the year of 2019, the Group is still under assessment and is not yet in a position to state whether it would have a significant impact on the results of operations and financial position of the Group.

3.	Net revenues
The Group generates revenues at its properties by providing the following types of products and services: casino, rooms, mall, food and beverage and convention, ferry, retail and other.
Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices.
Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to junket operators and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron’s wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Group’s loyalty programs.
For wagering contracts that include complimentary products and services provided by the Group to incentivize gaming, the Group allocates the relative stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Group’s control and discretion, which are supplied by third parties, are recorded as an operating expense.

For wagering contracts that include products and services provided to a patron in exchange for points earned under the Group’s loyalty programs, the Group allocates the estimated fair value of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs. Upon redemption of loyalty program points for Group-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Group from the third party in connection with this transaction are recorded to other revenue.
After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino revenue as soon as the wager is settled. As all wagers have similar characteristics, the Group accounts for its gaming contracts collectively on a portfolio basis versus an individual basis.
Hotel revenue recognition criteria are met at the time of occupancy. Food and beverage revenue recognition criteria are met at the time of service. Convention revenues are recognized when the related service is rendered or the event is held. Deposits for future hotel occupancy, convention space or food and beverage services contracts are recorded as deferred revenue until the revenue recognition criteria are met. Cancellation fees for hotel, meeting space and food and beverage services are recognized upon cancellation by the customer and are included in other revenues. Ferry and entertainment revenue recognition criteria are met at the completion of the ferry trip or event, respectively. Revenue from contracts with a combination of these services is allocated pro rata based on each service’s relative stand-alone selling price.

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii)	Food and beverage	Convention, ferry, retail and other	Net revenues
	US$ in millions
Year ended December 31, 2018
The Venetian Macao	2,829	223	234	81	107	3,474
Sands Cotai Central	1,622	331	69	102	29	2,153
The Parisian Macao	1,265	124	57	65	22	1,533
The Plaza Macao	502	39	145	29	4	719
Sands Macao	598	17	3	27	5	650
Ferry and other operations	—	—	—	—	151	151
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)

	6,816	734	507	304	304	8,665

	Casino	Rooms	Mall(ii)	Food and beverage	Convention, ferry, retail and other	Net revenues
	US$ in millions
Year ended December 31, 2017
The Venetian Macao	2,362	179	220	74	89	2,924
Sands Cotai Central	1,433	291	63	102	27	1,916
The Parisian Macao	1,120	128	66	61	20	1,395
The Plaza Macao	391	34	131	28	3	587
Sands Macao	574	19	—	27	6	626
Ferry and other operations	—	—	—	—	153	153
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)

	5,880	651	479	292	284	7,586

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

(i)	Inter-segment revenues are charged at prevailing market rates.

(ii)
Of this amount, US$436 million and US$71 million (2017: US$406 million and US$73 million) are related to income from right of use and management fee and other, respectively. Income from right of use is recognized in accordance with IAS 17.

Contract and Contract Related Liabilities
The Group provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Group has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, (2) loyalty program liability, and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.
The outstanding chip liability represents the collective amounts owed to junket operators and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Group. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.
The following table summarizes the liability activity related to contracts with customers:

	Outstanding Chip Liability		Loyalty Program Liability		Customer Deposits and Other Deferred Revenue(i)
	2018	2017	2018	2017	2018	2017
	US$ in millions
Balance at January 1	418	483	30	45	424	343
Balance at December 31	514	418	33	30	497	424

Increase/(decrease)	96	(65)	3	(15)	73	81

(i)
Of this amount, US$127 million, US$121 million, and US$109 million as of December 31, 2018, December 31, 2017 and January 1, 2017, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.

4.	Segment information
Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision-maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.
The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao, Sands Macao and ferry and other operations. The Group’s primary projects under development include the renovation, expansion and rebranding of Sands Cotai Central to The Londoner Macao, the St. Regis Tower Suites Macao and the Four Seasons Tower Suites Macao.
Revenue is comprised of revenue from the sale of goods and services in the ordinary course of the Group’s activities. The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenue primarily from casino, hotel, mall, food and beverage, convention, retail and other sources. Ferry and other operations mainly derive their revenue from the sale of ferry tickets for transportation between Hong Kong and Macao.
The Group’s segment information is as follows:

	Year ended December 31,
	2018	2017
	US$ in millions
Net revenues
The Venetian Macao	3,474	2,924
Sands Cotai Central	2,153	1,916
The Parisian Macao	1,533	1,395
The Plaza Macao	719	587
Sands Macao	650	626
Ferry and other operations	151	153
Inter-segment revenues(i)	(15)	(15)
	8,665	7,586
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

(i)	Inter-segment revenues are charged at prevailing market rates.

The following is a reconciliation of adjusted property EBITDA to profit for the year attributable to equity holders of the Company:

	Year ended December 31,
	2018	2017
	US$ in millions
Adjusted property EBITDA (Unaudited)(i)
The Venetian Macao	1,378	1,137
Sands Cotai Central	759	633
The Parisian Macao	484	412
The Plaza Macao	262	233
Sands Macao	178	174
Ferry and other operations	18	22
Total adjusted property EBITDA	3,079	2,611
Share-based compensation, net of amounts capitalized	(13)	(12)
Corporate expense	(125)	(120)
Pre-opening expense	(5)	(7)
Depreciation and amortization	(655)	(676)
Net foreign exchange gains/(losses)	4	(11)
Loss on disposal of/written off property and equipment,
investment properties and intangible assets	(131)	(12)
Operating profit	2,154	1,773
Interest income	20	5
Interest expense, net of amounts capitalized	(225)	(153)
Loss on modification or early retirement of debt	(81)	—
Profit before income tax	1,868	1,625
Income tax benefit/(expense)	7	(22)
Profit for the year attributable to equity holders of the Company	1,875	1,603

(i)
Adjusted property EBITDA, which is a non-IFRS financial measure, is profit attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains/(losses), impairment loss, gain/(loss) on disposal of/written off property and equipment, investment properties and intangible assets, interest, gain/(loss) on modification or early retirement of debt and income tax benefit/(expense). Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Gaming companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific casino properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments and debt principal repayments, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

	Year ended December 31,
	2018	2017
	US$ in millions
Depreciation and amortization
The Venetian Macao	146	151
Sands Cotai Central	274	239
The Parisian Macao	163	204
The Plaza Macao	33	36
Sands Macao	24	31
Ferry and other operations	15	15
	655	676

	Year ended December 31,
	2018	2017
	US$ in millions
Capital expenditures
The Venetian Macao	179	152
Sands Cotai Central	130	84
The Parisian Macao	130	204
The Plaza Macao	63	22
Sands Macao	29	10
Ferry and other operations	1	5
	532	477

	December 31,
	2018	2017
	US$ in millions
Total assets
The Venetian Macao	3,447	2,669
Sands Cotai Central	4,378	3,972
The Parisian Macao	2,489	2,531
The Plaza Macao	913	959
Sands Macao	328	288
Ferry and other operations	503	228
	12,058	10,647
Almost all of the non-current assets of the Group are located in Macao.

5.	Other expenses and losses

	Year ended December 31,
	2018	2017
	US$ in millions
Utilities and operating supplies	207	200
Contract labor and services	151	141
Loss on disposal of/written off property and equipment,
investment properties and intangible assets	131	12
Advertising and promotions	124	116
Royalty fees	112	103
Repairs and maintenance	93	83
Management fees	50	42
Operating lease payments	15	30
Provision for expected credit losses, net	9	—
Provision for doubtful accounts, net	—	4
Auditor’s remuneration	2	2
Net foreign exchange (gains)/losses	(4)	11
Other support services	100	111
Other operating expenses	99	66
	1,089	921
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.
Loss on disposal of/written off property and equipment, investment properties and intangible assets was US$131 million for the year ended December 31, 2018, compared with a loss of US$12 million for the year ended December 31, 2017. The increase was primarily due to a US$128 million write-off of costs related to the Four Seasons Tower Suites Macao project.

6.	Interest expense, net of amounts capitalized

	Year ended December 31,
	2018	2017
	US$ in millions
Senior Notes	103	—
Bank borrowings	85	117
Amortization of deferred financing costs	22	21
Finance lease liabilities	8	7
Standby fee and other financing costs	11	10
	229	155
Less: interest capitalized	(4)	(2)
Interest expense, net of amounts capitalized	225	153

7.	Income tax (benefit)/expense

	Year ended December 31,
	2018	2017
	US$ in millions
Current income tax
Lump sum in lieu of Macao complementary tax
on dividends	5	5
Other overseas taxes	—	1
Deferred income tax (benefit)/expense	(12)	16
Income tax (benefit)/expense	(7)	22
Deferred income tax benefit was US$12 million for the year ended December 31, 2018, compared to deferred income tax expense of US$16 million for the year ended December 31, 2017. The deferred income tax benefit in 2018 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance. The 2017 deferred income tax expense was primarily driven by the increase in valuation allowance related to net operating tax losses which either expired or are expected to expire without being utilized.

8.	Earnings per share
Basic earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2018, the Company had outstanding share options that would potentially dilute the ordinary shares (2017: same).

The calculation of basic and diluted earnings per share is based on the following:

	Year ended December 31,
	2018	2017
Profit attributable to equity holders of the Company (US$ in millions)	1,875	1,603
Weighted average number of shares for basic earnings per share (thousand shares)	8,078,946	8,072,709
Adjustment for share options (thousand shares)	7,328	4,544
Weighted average number of shares for diluted earnings per share (thousand shares)	8,086,274	8,077,253
Earnings per share, basic	US23.21 cents	US19.86 cents
Earnings per share, basic(i)	HK181.75 cents	HK155.22 cents
Earnings per share, diluted	US23.19 cents	US19.85 cents
Earnings per share, diluted(i)	HK181.59 cents	HK155.14 cents

(i)	The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2018 of US$1.00 to HK$7.8306 (2017: US$1.00 to HK$7.8157).

9.	Dividends
On January 19, 2018, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share for the year ended December 31, 2017. The interim dividend, amounting in aggregate to HK$7.99 billion (equivalent to US$1.02 billion), was paid on February 23, 2018.
On May 25, 2018, the Shareholders approved a final dividend of HK$1.00 (equivalent to US$0.127) per share for the year ended December 31, 2017. The final dividend, amounting in aggregate to HK$8.08 billion (equivalent to US$1.03 billion), was paid on June 22, 2018.
On January 18, 2019, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 4, 2019. The interim dividend, amounting in aggregate to HK$8.0 billion (equivalent to US$1.02 billion), was paid on February 22, 2019. The interim dividend has not been recognized as a liability as at December 31, 2018 and will be reflected as an appropriation of reserves during 2019.

10.	Investment properties, net
Pursuant to IAS 40 Investment Property, an entity shall transfer a property to/or from investment property when and only when there is a change in use. Subsequent to the Board’s approval in October 2017 to introduce approximately 370 new suites in the St. Regis Tower Suites Macao and approximately 290 new suites in the Four Seasons Tower Suites Macao, observable actions have taken place to support management’s intention to convert the St. Regis Tower Suites Macao and the Four Seasons Tower Suites Macao to owner-occupied assets. As a result, during the year ended December 31, 2018, the assets pertaining to the St. Regis Tower Suites Macao and the Four Seasons Tower Suites Macao with an aggregate carrying amount of US$609 million were transferred from investment properties to property and equipment.

11.	Trade receivables
The aging analysis of trade receivables, net of provision for expected credit losses, is as follows:

	December 31,
	2018	2017
	US$ in millions
0-30 days	236	171
31-60 days	39	32
61-90 days	28	21
Over 90 days	64	13
	367	237
Trade receivables mainly consist of casino receivables. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security. In respect of gaming promoters, the receivables can be offset against the commissions payable and front money deposits made by the gaming promoters. Absent special approval, the credit period granted to selected premium and mass market players is typically 7-15 days, while for gaming promoters, the receivables are typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement.

12.	Trade and other payables

		December 31,
		2018	2017
	Note	US$ in millions
Trade payables		33	40
Outstanding chips liability	3	514	418
Customer deposits and other deferred revenue	3	497	424
Other tax payables		325	286
Accrued employee benefit expenses		155	137
Construction payables and accruals		147	111
Interest payables		125	5
Casino liabilities		67	50
Loyalty program liability	3	33	30
Payables to related companies — non-trade		9	5
Other payables and accruals		127	123
		2,032	1,629
Less: non-current portion		(104)	(92)
Current portion		1,928	1,537
Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.
The aging analysis of trade payables is as follows:

	December 31,
	2018	2017
	US$ in millions
0–30 days	27	29
31–60 days	3	5
61–90 days	2	3
Over 90 days	1	3
	33	40

13.	Borrowings

	December 31,
	2018	2017
	US$ in millions
Non-current portion
Senior Notes, unsecured	5,515	—
Bank loans, secured	—	4,301
Finance lease liabilities on lease hold interests in land, secured	122	127
Other finance lease liabilities, secured	3	3
	5,640	4,431
Less: deferred financing costs	(88)	(73)
	5,552	4,358

Current portion
Bank loans, secured	—	47
Finance lease liabilities on leasehold interests in land, secured	8	5
Other finance lease liabilities, secured	2	2
	10	54
Total borrowings	5,562	4,412
Senior Notes
On August 9, 2018, the Company issued three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Notes” and, together with the 2023 Notes and the 2025 Notes, the “Senior Notes”). A portion of the net proceeds from the issuance was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. There are no interim principal payments on the Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the Senior Notes, the Group entered into fixed-to-variable interest rate swap contracts.

The Senior Notes are general senior unsecured obligations of the Company. Each series of Senior Notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and rank senior in right of payment to all of the Company’s future subordinated debt, if any. The Senior Notes are effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt) and are structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the Senior Notes.
The Senior Notes were issued pursuant to an indenture, dated August 9, 2018 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in the Indenture, the interest rate on the Senior Notes may be adjusted. The Indenture contains covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The Indenture also provides for customary events of default.
2018 SCL Credit Facility
On November 20, 2018, the Company entered into the 2018 SCL Credit Facility pursuant to which the lenders made available the 2018 SCL Revolving Facility. The 2018 SCL Revolving Facility is available until July 31, 2023, and the Company may draw loans under the 2018 SCL Revolving Facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries.
Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, the London Interbank Offered Rate, (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin that is determined by reference to the consolidated leverage ratio as defined in the 2018 SCL Credit Facility. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. The Company is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility. As of December 31, 2018, the Group had US$2.0 billion of available borrowing capacity under the 2018 SCL Revolving Facility.

The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum leverage ratio and a minimum interest coverage ratio.
The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Company’s gaming operations and the loss or termination of certain land concession contracts.
2016 VML Credit Facility
As previously described, a portion of the proceeds from the issuance of the Senior Notes were used to repay the outstanding borrowings under the 2016 VML Credit Facility. As a result, the Group recorded a US$72 million loss on early retirement of debt during the year ended December 31, 2018.
On November 20, 2018, the 2016 VML Credit Facility was terminated with effect as of November 21, 2018. As a result, the Group recorded a US$9 million loss on early retirement of debt during the year ended December 31, 2018.

5.	DISCLOSURE OF FINANCIAL RESULTS IN MACAO
VML, our subsidiary and the holder of our gaming Subconcession, will file its financial statements in accordance with the Macao Financial Reporting Standards (“MFRS”) for the year ended December 31, 2018 (“MFRS Financial Statements”) to the Gaming Inspection and Coordination Bureau of Macao in February 2019. This is a statutory filing requirement mandated by Macao law and our gaming Subconcession contract. In addition, VML has a statutory and contractual obligation to publish its consolidated financial statements prepared in accordance with MFRS for the year ended December 31, 2018 (“MFRS Consolidated Statements”) in the Macao Official Gazette and local newspapers in Macao before the end of April 2019. The MFRS Financial Statements and the MFRS Consolidated Statements may not be directly comparable with the Company’s financial results disclosed herein, which are prepared under IFRS.

6.	SCOPE OF WORK OF DELOITTE TOUCHE TOHMATSU
The figures in respect of the Group’s consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2018 as set out in this preliminary announcement have been agreed by the Company’s auditor, Deloitte Touche Tohmatsu (the “Auditor”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Auditor in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Auditor on this preliminary announcement.

7.	CORPORATE GOVERNANCE
CORPORATE GOVERNANCE PRACTICES
Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating Shareholder value and ensuring proper management of the Company in the interests of all stakeholders. An effective system of corporate governance requires that our Board approves strategic direction, monitors performance, oversees effective risk management and internal control systems, and leads the creation of the right compliant culture across the organization. It also gives our investors confidence we are exercising our stewardship responsibilities with due skill and care.
To ensure we adhere to high standards of corporate governance, we have developed our own corporate governance principles and guidelines that set out how corporate governance operates in practice within the Company. This is based on the policies, principles and practices set out in the Code contained in Appendix 14 of the Listing Rules and draws on other best practices.
Throughout the year ended December 31, 2018, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices set out in the Code.
Code Provision A.2.1 - Chairman and Chief Executive Officer roles
Code Provision A.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Sheldon Gary Adelson since March 2015. The Company believes the combined roles of Mr. Adelson provide for better leadership of the Board and management and allows for more focus on developing strategies and implementation of policies and objectives.
Code Provision E.1.2 - Annual General Meeting attendance
Code provision E.1.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Sheldon Gary Adelson was unable to attend the annual general meeting held on May 25, 2018 due to other business commitments. In his absence, the annual general meeting was chaired by Dr. Wong Ying Wai, who liaised with Mr. Adelson on all key matters prior to the meeting. Mr. Adelson was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board.

MODEL CODE FOR SECURITIES TRANSACTIONS
The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2018 and up to the date of this announcement.
BOARD AND BOARD COMMITTEES COMPOSITION
The following change was made to the composition of the Board and the Board Committees of the Company during the year 2018 and up to the date of this announcement:
On October 11, 2018, Mr. Wang Sing resigned as an Independent Non-Executive Director and a member of the Audit Committee.
AUDIT COMMITTEE
The Audit Committee provides an important link between the Board and the Auditor in matters falling within the scope of the audit of the Company and the Group. The Audit Committee is tasked with reviewing the effectiveness of the external audit and the risk management and internal control systems, evaluating risks and providing advice and guidance to the Board. Our annual results for the year ended December 31, 2018 were reviewed by our Audit Committee, which was of the opinion, the preparation of such annual results complied with the applicable accounting standards and requirements and adequate disclosures have been made. All Audit Committee members are Independent Non-Executive Directors, with Mr. Victor Patrick Hoog Antink (Chairman of the Audit Committee) and Mr. Kenneth Patrick Chung possessing the appropriate professional qualifications and accounting and related financial management expertise.

8.	PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY
This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.sandschina.com). The annual report for the year ended December 31, 2018 containing the information required by Appendix 16 of the Listing Rules will be dispatched to Shareholders and published on the websites of the Stock Exchange and the Company in due course.

9.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES
Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2018.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, February 22, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Sheldon Gary Adelson
Wong Ying Wai

Non-Executive Directors:
Robert Glen Goldstein
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.